082-35116

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

08000836

February 20, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: <u>Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi</u>

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translation of an Immediate Report regarding an Event or Matter Falling Outside the Ordinary Course of Business of the Corporation, dated February 19, 2008. Enclosed please also find the translation of an Immediate Report of Status of Holdings of Interested Persons, dated February 20, 2008.

In addition, please find the translation of two Immediate Reports of a Change in the Securities of the Corporation, dated February 17, 2008, and February 20, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

19 February 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Extension of Services Agreement with Union Bank

Further to the Immediate Reports filed by Bank Leumi le-Israel B.M. (the "Bank") on 18 April 2007 and 1 January 2008, the text of which appear below, the Bank announces that the Antitrust General Director's approval was received for the extension of the agreement for the provision of computer and operating services by the Bank to Union Bank of Israel Ltd., signed on 31 December 2007.

Text of Immediate Report filed on 1 January 2008

Further to the Immediate Report filed by Bank Leumi le-Israel B.M. (the "Bank") on 18 April 2007, the Bank announces that an agreement was signed yesterday for the extension of the agreement for the provision of computer and operating services by the Bank to Union Bank of Israel Ltd.

The agreement is subject to the approval of the Antitrust General Director.

Text of Immediate Report filed on 18 April 2007

Bank Leumi le-Israel B.M. (the "Bank") announces that, further to its proposal to Union Bank of Israel Ltd. ("Union Bank"), the two banks have reached an agreement for the extension of the agreement for the provision of comprehensive computer and operating services by the Bank to Union Bank signed in September 2001 for a period which ends in 2009 (the said agreement is referred to in the Annual Report of the Bank published on 28 March 2007).

The period of the new agreement is 10 years as from 1 January 2007, and according to such agreement the Bank will be paid an annual consideration that will gradually

increase from some NIS 40 million in the first two years, to some NIS 45 million as from the sixth year (the amounts are linked to the consumer price index of December 2006 and are dependent on the volume of activities of Union Bank).

Extension of the agreement is subject to the execution of a detailed agreement, the approval of the Supervisor of Banks and the approval of the Board of Directors of the Bank.

Date and time at which the corporation first became aware of the event or matter: 14 February 2008.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Summary Translation of Immediate Report

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

20 February 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Status of Holdings of Interested Persons

The following is the status of Interested Persons in the Corporation as at 18 February 2008:

				Holding		Fully Diluted Holding	
No.	Name of Holder.	Name, Type and Series of Security	Updated Number of Securities	% Capital	% Voting Rights	% Capital	% Voting Rights
1.	Shlomo Eliahu Holdings Ltd.	Leumi	141,380,000	9.70	9.70	9.44	9.44
2.	Government of Israel on behalf of the State of Israel	Leumi	168,857,502	11.59	19.20	11.28	18.69
3.	Maor Galia	Leumi	212,658	0.01	0.01	0.01	0.01
4.	Barnea Investments B.V.	Leumi	141,281,845	9.70	4.85	9.43	4.72
5.	Maor Galia	Leumi Options 01/06	78,330	0.0	0.0	0.0	0.0
6.	Raff Eitan	Leumi Options 01/06	61,322	0.0	0.0	0.0	0.0
7.	Raff Eitan	Leumi	120,453	0.01	0.01	0.01	0.01

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

17 February 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that on 14 February 2008, there was a change in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
Exercise of Options of the Bank

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
14 February 2008	Exercise of Options	Leumi Options 01/06	6040125	6,235,319	No

2.a. Status of the Share Capital of the Corporation following the Change:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in the Last Report	Current Amount
Leumi	604611	1,715,000,000	1,449,577,677	1,455,812,996

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Last Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	49,508,963	43,273,644	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders and register of note holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The options (Leumi Options 01/06) issued on 14 February 2006 are exercisable into 84,853,960 ordinary shares of the Bank; half at the end of two years from 14 February 2006, and half between said date and the end of three years from 14 February 2006.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

20 February 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that from 14 February 2008 to 19 February 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.
   2. Expiry of options whose holders were not entitled to exercise same under the terms of the issue.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
14 February 2008	Exercise of Options	Leumi Options 01/06	6040125	143,200	No
14 February 2008	Expiry of Options	Leumi Options 01/06	6040125	1,403,282	No
15 February 2008	Exercise of Options	Leumi Options 01/06	6040125	4,409	No
17 February 2008	Exercise of Options	Leumi Options 01/06	6040125	501,292	No
18 February 2008	Exercise of Options	Leumi Options 01/06	6040125	784,651	No
19 February 2008	Exercise of Options	Leumi Options 01/06	6040125	25,674	No

2.a. Status of the Share Capital of the Corporation following the Change:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in the Last Report	Current Amount
Leumi	604611	1,715,000,000	1,455,812,996	1,457,272,222

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Last Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	43,273,644	40,411,136	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders and register of note holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END